601 Lexington Avenue New York, New York 10022

Thomas W. Christopher, Esq. To Call Writer Directly: (212) 446-4790 thomas.christopher@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 5, 2010

VIA EDGAR SUBMISSION AND
HAND DELIVERY

Perry Hindin

Special Counsel

Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, DC  20549-3628

Re:	Sauer-Danfoss Inc. Amendment No. 1 to Schedule 14D-9 filed on March 31, 2010 File No. 005-55771

Amendment No. 1 Schedule 13E-3 filed on March 31, 2010 File No. 005-55771

Dear Mr. Hindin:

Reference is made to (i) the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), originally filed on March 19, 2010 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”), as amended by Amendment No. 1 on March 31, 2010, and (ii) the Rule 13e-3 Transaction Statement (the “Schedule 13E-3”), originally filed on March 19, 2010 by the Company with the Commission, as amended by Amendment No. 1 on March 31, 2010, relating to the tender offer by Danfoss Acquisition, Inc. (“Purchaser”), a wholly owned subsidiary of Danfoss A/S (“Danfoss”), to purchase all of the issued and outstanding shares of common stock of the Company not already owned by Danfoss and its subsidiaries at a price of $13.25 per share.

The Company is today filing Amendment No. 2 to the Schedule 14D-9 and Amendment No. 2 to the Schedule 13E-3 via EDGAR, which incorporate the modifications to the Company’s Schedule 14D-9 and Schedule 13E-3 described below in response to the Commission’s comments.

On behalf of the Company, we are writing to respond to the comments raised in your letter to us dated April 2, 2010.  The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in italics).  For your convenience, we

Chicago     Hong Kong     London     Los Angeles     Munich     Palo Alto     San Francisco     Shanghai     Washington, D.C.

are sending you via hand delivery a copy of this response letter.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedules 14D-9.

1.                                       We note your response to prior comment 3. The amended Schedule 13E-3 references the Offer to Purchase dated March 10, 2010. However, the Offer to Purchase was subsequently amended in the amendments to the Schedule TO filed by Danfoss Acquisition, Inc. on March 30 and 31, 2010. Please revise the Schedule 13E-3 to either provide or incorporate by reference the information requested in prior comment 3.

Response:  In response to the Staff’s comment, the Introduction section has been amended to reflect the incorporation by reference of the amended Offer to Purchase and Schedule TO.  Exhibits (a)(1)(M) and Exhibits (a)(1)(N) of the Schedule 13E-3, filed with Amendment No. 1 to the Schedule 13E-3, incorporate the amendments to the Schedule TO filed on March 30 and 31, 2010.

2.                                       We note your response to prior comment 4 and have reviewed the written consent of the board of directors of the Company.  We do not agree that the Special Committee was authorized to make a fairness determination on behalf of the Company for purposes of complying with Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.  Please revise to provide a fairness determination by the Company.  Alternatively, please supply us on a supplemental basis a consent of the board of directors that expressly authorized the Special Committee to provide the Schedule 13E-3 disclosure on behalf of the Company.

Response:  In response to the Staff’s comment, the subsection “Solicitation Recommendation” of Item 4 of the Schedule 14D-9 has been amended to state that the fairness determination was made by the Company.

3.                                       We note your response to prior comment 5.  Unless the members of “Danfoss Group and their affiliates” are the only affiliates of the Company, please revise the disclosure to clarify that the fairness determination in the Schedule 14D-9 is addressed specifically to unaffiliated stockholders.  Please note the staff views officers and directors of the issuer as affiliates when considering whether your current references to “stockholders of the  Company (other than Danfoss Group and their affiliates)” are sufficiently specific to satisfy Item 1014(a) of Regulation M-A.

Response:  In response to the Staff’s comment, the references in the Schedule 14D-9 regarding the fairness determination have been amended to specifically address the unaffiliated stockholders.

4.                                       We reissue prior comment 6.  Even though the materials described in your response were preliminary in nature, such materials fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as exhibits to the Schedule 13E-3.  Please revise the Company’s filings to summarize the preliminary analyses and related discussions described in your response and file such reports as exhibits pursuant to Item 16 of Schedule 13E-3.

Response:  In response to the Staff’s comment, the disclosures in the “Summary of Financial Analysis and Opinion of the Special Committee’s Financial Advisor” subsection of “Item 4.  The Solicitation or Recommendation.” have been revised to add a new subsection entitled “Other Written Presentations by Lazard.”  The two preliminary analyses of Lazard have been added as Exhibits (a)(5)(H) and (a)(5)(I) to the Schedule 13E-3.

5.                                       We note your response to prior comment 7.  Please advise where the revised disclosure has addressed the factors described in Item l014(e) and clause (viii) of Instruction 2 to Item 1014 of Regulation M-A.  We note the revised disclosure regarding clause (iv) of Instruction 2 to Item 1014.  If the Special Committee has based its fairness determination on the analysis of any factors undertaken by its financial advisor, the Special Committee must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A.  Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719.  In this respect, please disclose in this section whether the Special Committee expressly adopted Lazard’s discussion and analyses of the factors disclosed under the headings “Lazard’s Opinion and Analysis” and “Summary and of Financial Analysis and Opinion of the Special Committee’s Financial Advisor” found in the Schedule 14D-9.  Note however, that to the extent the Special Committee did not adopt Lazard’s discussion and analyses, the Special Committee must discuss, per prior comment 7, the factor listed in clause (iv) of Instruction 2 to Item 1014 in reasonable detail or explain in detail why the factor was not deemed material or relevant.

Response:  In response to the Staff’s comment, the disclosures in the “Lazard Opinion and Analysis.” subsection of the “Reasons for the Recommendation of the Special Committee” section of “Item 4.  The Solicitation or Recommendation.” have been revised to state that the Special Committee expressly adopts the analysis and discussion of Lazard.

6.                                       We note your response to prior comment 8.  Please revise the filings to disclose the Updated Preliminary 2010 Projections, or at a minimum, the projected total sales, projected earnings before interest, taxes, depreciation and amortization (“EBITDA”) and projected earnings before interest and taxes (“EBIT”) contained therein.  Consider providing appropriate qualifications and descriptive disclosure to mitigate your concerns cited in your response.

Response:  The three line items of the Updated Preliminary 2010 Projections that were communicated to the Special Committee and its advisors (i.e., total sales, EBIT, EBITDA) have been incorporated into the Schedule 13E-3 as Exhibit (a)(5)(J), as qualified as indicated in such exhibit.

7.                                       We refer you to Exhibit (a)(5)(G) of the Schedule 13E-3.  As we noted in prior comment 13, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction.  Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009.  Please amend the exhibit to remove any reference to such safe harbor provision and/or include disclosure in the filings stating that the safe harbor provisions in the exhibit do not apply to any forward-looking statements the Company makes in connection with the going-private transaction.

Response:  In response to the Staff’s comment, the disclosures in the Item 8(b) of the Schedule 13E-3 and in the item (b) of the “Fairness of the Transaction” subsection of the “Special Factors” section of the Schedule 13E-3 have been amended to expressly provide that the safe harbor provisions in Exhibit (a)(5)(G) and (a)(5)(J) do not apply to any forward-looking statements the Company makes in connection with the Offer.

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Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter, the Schedule 14D-9 and/or the Schedule 13E-3.

Sincerely,

/s/ Thomas W. Christopher
Thomas W. Christopher

cc:	Andrew Ballantine, Esq.
Sauer-Danfoss Inc.

Peter Mirakian III, Esq.
Spencer Fane Britt & Browne LLP

Stephen Fraidin, Esq.
Kirkland & Ellis LLP